Filed by EMC Corporation.
                       Pursuant to Rule 425 under the Securities Act of 1933
                                    and deemed filed pursuant to Rule 14a-12
                                      of the Securities Exchange Act of 1934
                                           Subject Company: Documentum, Inc.
                                               Commission File No. 000-27358


This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2003 (the "Merger Agreement"), by and among EMC Corporation ("EMC"), Elite Merger Corporation, a wholly owned subsidiary of EMC, and Documentum, Inc. ("Documentum"). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on October 14, 2003, and is incorporated by reference into this filing.


The following is a an open letter from EMC President and Chief Executive Officer. This letter is also available on EMC's website at www.emc.com.


                 BRINGING STRUCTURE TO THE UNSTRUCTURED WORLD:
                 WHAT DOCUMENTUM MEANS TO EMC AND OUR CUSTOMERS

              AN OPEN LETTER FROM JOE TUCCI, EMC PRESIDENT AND CEO


The union of Documentum and EMC will join two technology leaders to deliver great customer value. Together, the leading provider of enterprise content management software and the market leader in information storage management will enable organizations to achieve information lifecycle management for their vast volumes of unstructured data.

Unstructured data - everything from electronic documents such as Web pages and spreadsheets, to medical records and audio/video content - represents the vast majority of enterprise information today. This content is only getting richer, denser and hungrier for more storage and information management capabilities.

Powerful software functionality from Documentum and EMC will give customers valuable information about this type of data across the enterprise -- so it can be classified, managed and then migrated to the optimum storage resources automatically, at the right time in the information lifecycle, in order to achieve the right service level at the lowest possible cost.

Along with EMC's pending acquisition of LEGATO Systems, the acquisition of Documentum is another step in EMC's evolution. Our mission is to become the ultimate information lifecycle management company. Today, Documentum's content management solutions are extremely complementary to data management solutions from LEGATO and EMC. As they become further integrated, these solutions will deliver unbeatable value.

Together, EMC, Documentum and LEGATO are projected to have 2003 software revenues in excess of $2 billion combined. (Software revenues include license and support.) People ask me if this means EMC is really becoming a software company. The correct answer is to think of EMC as the one company that offers the best choice of comprehensive information storage solutions for the widest range of customer needs.

Documentum will accelerate EMC's movement along a road taken in 2001, when we announced the separation of EMC open software from our storage platforms business. That decision gave EMC software developers the freedom to create the industry's best software to manage multi-vendor storage environments.

Like the acquisition of LEGATO, this acquisition will be a terrific plus for both companies' customers, partners, stockholders and employees, joining Documentum with a market leader with the most compelling vision for the future of information management.

                                      ###


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, EMC and Documentum intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the "SEC"). Investors and security holders of EMC and Documentum are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, Documentum and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and Documentum with the SEC at the SEC's website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company's other filings with the SEC also may be obtained from the respective companies. Free copies of EMC' filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Documentum's filings may be obtained by directing a request to Documentum Investor Relations, Documentum, Inc., 6801 Koll Center Parkway, Pleasanton, CA 94566. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC's website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by Documentum on Documentum's website at www.documentum.com.

Documentum, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Documentum stockholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of Documentum is set forth in Documentum's proxy statement for its 2003 annual meeting, which was filed with the Securities and Exchange Commission on April 24, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the Securities and Exchange Commission when they become available.


                                      ###

FORWARD LOOKING STATEMENTS

This document contains "forward-looking statements" as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the announced plans to acquire LEGATO Systems, Inc. (Nasdaq: LGTO) and Documentum, Inc.; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in information technology spending; (iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees;
(xi) fluctuating currency exchange rates; and (xii) other one-time events and other important factors disclosed previously and from time to time in EMC's and Documentum's filings with the U.S. Securities and Exchange Commission. EMC and Documentum disclaim any obligation to update any such-forward looking statements after the date of this document.